Penske Automotive Group, Inc.

2555 Telegraph Road

Bloomfield Hills, Michigan  48302

March 19, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:          Penske Automotive Group, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced registration statement filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2013 (the “Registration Statement”), by Penske Automotive Group, Inc. (the “Company”) and certain of its wholly-owned subsidiaries (the “Guarantors”, and together with the Company the “Issuers”) relating to a proposed offer (the “Exchange Offer”) (a) by the Company to exchange up to $550,000,000 in aggregate principal amount of the Company’s outstanding 5.75% Senior Subordinated Notes due 2022 (the “Exchange Notes”) for up to $550,000,000 in aggregate principal amount of the Company’s 5.75% Senior Subordinated Notes due 2022 (the “Outstanding Notes”), and (b) by the Guarantors to exchange the Exchange Note guarantees for guarantees on the Outstanding Notes, I am writing to advise you that:

(i)            the Issuers are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Morgan Stanley & Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993);

(ii)           the Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)          the Issuers will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(A)          any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction, and

(B)          any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which prospectus delivery requirements may be satisfied by such broker-dealer by delivering the Prospectus;

(iv)          the Issuers acknowledge that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K;

(v)           the Issuers will include in the transmittal letter or similar documentation to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Issuers that:

(A)          the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner of such Outstanding Notes or interests therein (“Beneficial Owner”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner in the ordinary course of business of the holder and any Beneficial Owner,

(B)          the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(C)          any holder that is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(D)          neither the holder nor any Beneficial Owner is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Issuers, and

(E)           in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Outstanding Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vi)          the Issuer will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(vii)         the Exchange Offer will remain in effect for a limited time and will not require the Issuer to maintain an “evergreen” registration statement; and

(viii)        the Exchange Offer will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours,

PENSKE AUTOMOTIVE GROUP, INC.

By:	/s/ Shane M. Spradlin
Name:	Shane M. Spradlin
Title:	Executive Vice President, General Counsel and Secretary